Exhibit 16.2

May 17, 2017

Securities and Exchange Commission
100 F Street
Washington, DC 20549

Ladies and Gentlemen:

On May 15, 2017, we resigned as the independent registered public accounting firm for Security National Financial Corporation (the Company).

We have read the Company's disclosure set forth in Item 4.01, "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP